ROCKDALE RESOURCES CORPORATION
11044 Research Boulevard, Suite A-200
Austin, Texas 78759

July 17, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Rockdale Resources Corporation, Request to Withdraw Registration Statement on Form S-1, File No. 333-184575

Ladies and Gentlemen:

Rockdale Resources Corporation (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No. 333-184575) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.  The Registration Statement was originally filed with the Commission on October 24, 2012.

The Registration Statement was filed in connection with the proposed public offering by the Company of Units comprising Microbonds and Series A Warrants, which the Company has decided not to pursue at this time.  The Registration Statement has not been declared effective and no securities have been or will be sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this application, please contact Alex R. Allemann of Winstead PC at (512) 370-2804.  Thank you for your assistance in this matter.

Very truly yours,

ROCKDALE RESOURCES CORPORATION

By: /s/ Marc Spezialy
Marc Spezialy
Chief Executive Officer